Exhibit 12.1

Optimer Pharmaceuticals, Inc.

Computation of Deficiency of Earnings Available to Cover Fixed Charges

(unaudited)

						Nine Months
	Year Ended December 31,					Ended September 30,
	2004	2005	2006	2007	2008	2009

Fixed Charges

Interest expense	$1,402	$30,409	$—	$—	$—	$—

Portion of rent expense representative of interest	434,200	426,616	418,645	410,266	419,569	457,045

	$435,602	$457,025	$418,645	$410,266	$419,569	$457,045

Earnings

Income from continuing operations before income taxes	$(9,910,075)	$(7,444,821)	$(11,901,895)	$(46,139,177)	$(35,584,596)	$(32,964,613)

Fixed charges per above	435,602	457,025	418,645	410,266	419,569	457,045

	$(9,474,473)	$(6,987,796)	$(11,483,250)	$(45,728,911)	$(35,165,027)	$(32,507,568)

Ratio of Earnings to Fixed charges (1)	—	—	—	—	—	—

(1)  Earnings were insufficient to cover fixed charges by approximately $9.9 million, $7.4 million, $11.9 million, $46.1 million, $35.6 million and $33.0 million for the years ended December 31, 2004, 2005, 2006, 2007, and 2008, and the nine months ended September 30, 2009.